SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No. 3)*
           (Final Amendment with respect to certain Reporting Persons)

                          HITOX CORPORATION OF AMERICA
                   ___________________________________________
                                (Name of Issuer)

                     Common Stock, Par Value $0.25 Per Share
                _________________________________________________
                         (Title of Class of Securities)

                                    433658101
                                 _______________
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
               ___________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 16, 1999
                    ________________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)

                                Page 1 of 9 Pages

                                                               Page 2 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. 433658101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  PAULSON ACQUISITION LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  WC

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 768,574
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   768,574
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            768,574

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                   [X]

13       Percent of Class Represented By Amount in Row (11)

                                    16.44%

14       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. 433658101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  PAULSON RANCH, LTD.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  BK

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 768,574
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   768,574
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            768,574

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                        [X]

13       Percent of Class Represented By Amount in Row (11)

                                    16.44%

14       Type of Reporting Person*

                  PN; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. 433658101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  BERNARD A. PAULSON

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)            [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 828,074
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   828,074
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            828,074

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                           [X]

13       Percent of Class Represented By Amount in Row (11)

                                    17.71%

14       Type of Reporting Person*

                  IN;00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. 433658101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  FOUNDERS EQUITY SECURITIES, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  WC

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 21,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   21,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            21,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                             [X]

13       Percent of Class Represented By Amount in Row (11)

                                    .45%

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 6 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. 433658101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  LEON S. LOEB

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  PF

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 144,600
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   144,600
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            144,600

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                    3.1%

14       Type of Reporting Person*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 7 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. 433658101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  RICHARD L. BOWERS

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 67,400
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   67,400
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            67,400

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                    1.4%

14       Type of Reporting Person*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 8 of 9 Pages



                  This Amendment No. 3 to Schedule 13D relates to shares of Common Stock, par value $0.25 per share (the "Shares"), of Hitox Corporation of America (the "Issuer"). This Amendment No. 3 supplementally amends the initial statement on Schedule 13D dated April 27, 1999, and all amendments thereto (collectively, the "Prior Statement"). Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Prior Statement. The Prior Statement is supplementally amended as follows:

Item 4.           Purpose of Transaction.

                  On May 28, 1999, the Reporting Persons and Megamin Ventures Sdn. Bhd. ("Megamin"), holders of more than 50% of the outstanding Shares of the Issuer, pursuant to the provisions of the Issuer's Certificate of Incorporation, executed a written demand and consent (the "Demand") removing each of Robert J. Cresci, William B. Hayes and Michael A. Nicolais as directors of the Issuer and appointing each of Richard L. Bowers, Thomas W. Pauken and W. Craig Epperson to serve as directors of the Issuer. In addition, Bernard A. Paulson was appointed President and Chief Executive Officer and Christopher J. McGougan was appointed Chairman.

                  The reconstitution of the Board of Directors of the Issuer was completed on May 28, 1999. As a result, the Reporting Persons' and Megamin's actions with respect to the Demand are completed and such persons may no longer be deemed to be acting as a group. Each of Founders Equity, Mr. Bowers and Mr. Loeb shall hereafter no longer be deemed to be Reporting Persons, and this Amendment No. 3 shall be treated as a final report with respect to such persons.

                                                               Page 9 of 9 Pages



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: June 16, 1999
                            PAULSON ACQUISITION LLC


                            By:  /S/ BERNARD A. PAULSON
                                 -----------------------------------------------
                                 Name:    Bernard A. Paulson
                                 Title:   President and Chief Executive Officer


                            PAULSON RANCH LTD.

                            By:  PAULSON MANAGEMENT, L.L.C.

                                 By:  /S/ BERNARD A. PAULSON
                                      ------------------------------------------
                                      Name:    Bernard A. Paulson
                                      Title:   Member


                            /S/ BERNARD A. PAULSON
                            ----------------------------------------------------
                            Bernard A. Paulson


                            FOUNDERS EQUITY SECURITIES, INC.


                            By:  /S/ TOM SPACKMAN
                                 -----------------------------------------------
                                 Name:    Tom Spackman
                                 Title:   President


                            /S/ LEON S. LOEB
                            ----------------------------------------------------
                            Leon S. Loeb


                            /S/ RICHARD L. BOWERS
                            ----------------------------------------------------
                            Richard L. Bowers